

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 9, 2020

Benjamin Sexson
Chief Executive Officer
MONOGRAM ORTHOPAEDICS INC
3913 Todd Lane
Austin, TX 78744

> **Re: MONOGRAM ORTHOPAEDICS INC**
> **Amendment 1 to Offering Statement on Form 1-A**
> **Submitted September 30, 2020**
> **File No. 024-11305**

Dear Mr. Sexson:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 24, 2020 letter.

Amendment 1 to Offering Statement on Form 1-A filed September 30, 2020

Bonus Shares for Certain Investors, page 18

1. We note that prior to qualification of the offering circular you plan to offer investors the opportunity to "reserve" shares via the StartEngine website. You have indicated that you view this as an indication of interest and that there will be no binding commitment for investors to ultimately purchase. Please provide your analysis of how this use of "reserve" shares complies with Rule 251(d)(1)(ii) regarding offers after the Form 1-A offering statement is filed. In addition, provide your analysis of how your actions are consistent with Section 5 of the Securities Act of 1933 to the extent you have not complied with Rules 251 and 255 of Regulation A. In your analysis, please also address whether to date you have accepted any investor money or accepted offers to buy your securities.

Jury Trial Waiver, page 19

2.	In response to our prior comment 2, we note that you have qualified the newly added disclosure regarding the inability to waive rights under the federal securities laws by referring to "any substantive provision" of the federal securities laws and the rules and regulations promulgated thereunder. Please revise your disclosure to remove this qualification.

Use of Proceeds to Issuer, page 20

3.	We note the revisions made in response to our prior comment 4. Please further revise this section to clearly disclose an estimate of the amount you believe is required to fund the development and 510(k) pre-market submission of the Monogram total knee and robotic system.

Plan of Operations and Milestones, page 31

4.	We note you have revised your disclosure in response to our prior comment 5 and now include an estimate of when you anticipate you could receive FDA approval based on your understanding of the length of FDA review processes. Please remove these estimates, as these statements predict the outcome of the FDA review process and continue to be speculative about a timeframe outside of your control.

	You may contact Jeanne Bennett at 202-551-3606 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters.  Please contact Laura Crotty at 202-551-7614 or Suzanne Hayes at 202-551-3675 with any other questions.

				Sincerely,

				Division of Corporation Finance
				Office of Life Sciences

cc:	Andrew Stephenson